MASTERCRAFT BOAT HOLDINGS, INC.

100 Cherokee Cove Drive

Vonore, Tennessee 37885

March 24, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Re:	MasterCraft Boat Holdings, Inc.

Request for Acceleration of Effectiveness of Registration Statement on Form S-4

Registration No. 333-294312

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, MasterCraft Boat Holdings, Inc., a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 4:30 p.m., Eastern Time, on March 27, 2026, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, King & Spalding LLP, request by telephone that such Registration Statement be declared effective.

Please contact Keith Townsend of King & Spalding LLP at (404) 572-3517 or ktownsend@kslaw.com, Robert Leclerc of King & Spalding LLP at (404) 572-2781 or rleclerc@kslaw.com or Zack Davis of King & Spalding LLP at (404) 572-2770 or zdavis@kslaw.com, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Bradley M. Nelson
Bradley M. Nelson
Chief Executive Officer